Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2018 RESULTS

•	Total revenue growth of 3% and adjusted EBITDA growth of 8%

•	Strong financial and operational performance in Wireless

•	Service revenue growth of 5% and adjusted EBITDA growth of 8%, margin expansion of 90 basis points

•	Postpaid net additions of 124,000

•	Postpaid churn of 1.09%, improved 7 basis points — best Q3 postpaid churn in 9 years

•	Blended ABPU increased 4% and blended ARPU increased 3%

•	Cable revenue growth of 1% and adjusted EBITDA growth of 4%, margin expansion of 160 basis points

•	Continued strong Internet revenue growth of 8%

•	Internet net additions of 35,000, up 6,000

•	Increasing full-year 2018 guidance for adjusted EBITDA growth to 7% to 9% and for free cash flow growth to 5% to 7%

TORONTO (October 19, 2018) - Rogers Communications Inc. today announced its unaudited financial and operating results for the third quarter ended September 30, 2018 in accordance with IFRS 15, Revenue from contracts with customers (IFRS 15). We have separately provided supplementary financial information at investors.rogers.com that also provides our results under the prior accounting basis.

Consolidated Financial Highlights

	Three months ended September 30			Nine months ended September 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Total revenue	3,769	3,646	3	11,158	10,638	5
Total service revenue [2]	3,271	3,196	2	9,698	9,386	3
Adjusted EBITDA [3]	1,620	1,503	8	4,462	4,066	10
Net income	594	508	17	1,557	1,346	16
Adjusted net income [3]	625	551	13	1,656	1,377	20

Diluted earnings per share	$1.15	$0.98	17	$3.01	$2.60	16
Adjusted diluted earnings per share [3]	$1.21	$1.07	13	$3.21	$2.66	21

Cash provided by operating activities	1,304	1,377	(5)	3,237	2,796	16
Free cash flow [3]	550	523	5	1,496	1,455	3

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

[2]	As defined. See "Key Performance Indicators".

[3]
As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"We delivered strong results and continued momentum in the third quarter," said Joe Natale, President and Chief Executive Officer. "In Wireless, we delivered excellent financials and the best Q3 postpaid churn in nine years. In residential, we delivered solid Internet growth and launched our market awareness campaign for Ignite TV, our world-class all-IPTV service that is truly unmatched in our market today. We are pleased with our progress and confident in the future of this roadmap. Given our strong year to date performance, we are raising our full-year guidance."

Rogers Communications Inc.	1	Third Quarter 2018

Financial Highlights

Higher revenue
Total revenue increased 3% this quarter, largely driven by Wireless service revenue growth of 5%. Growth in Wireless was a result of our balanced approach to continue monetizing the increasing demand for data along with a disciplined approach around subscriber base management. Wireless equipment revenue grew 11% this quarter driven by increased hardware upgrades.

Cable revenue increased 1% this quarter as Internet revenue growth of 8% continued to drive the Cable segment. This quarter, we had net additions of 35,000 for Internet.

Media revenue decreased 5% this quarter primarily as a result of lower revenue at the Toronto Blue Jays.

Higher adjusted EBITDA and margins
This quarter, adjusted EBITDA increased 8%, a margin expansion of 180 basis points. This increase was driven by Wireless adjusted EBITDA growth of 8%, with a combination of strong growth in Wireless revenue and continued progress on our cost efficiency mandate, which led to a margin of 47.1%, up 90 basis points from last year.

Cable adjusted EBITDA increased 4% this quarter primarily from the ongoing product mix shift to higher-margin Internet services and various cost efficiencies achieved, despite the significant increase in customers we activated. As a result, this gave rise to a margin of 49.8% this quarter, up 160 basis points from last year.

Media adjusted EBITDA increased 20% this quarter primarily as a result of lower operating expenses from improvements we made to our cost structure across the divisions, which led to a margin of 15.0%, up 320 basis points from last year.

Higher net income and adjusted net income
Net income and adjusted net income increased this quarter by 17% and 13%, respectively, as a result of higher adjusted EBITDA, partially offset by the higher associated income tax expense and higher depreciation and amortization.

Substantial cash flow affords financial flexibility and supports network evolution
We continued to generate substantial cash flow from operating activities of $1,304 million this quarter and free cash flow of $550 million. Cash flow from operating activities decreased by 5% as a result of lower net funding provided by working capital items, partially offset by higher net income and lower cash interest. Free cash flow increased by 5% as a result of higher adjusted EBITDA, partially offset by our planned increase in capital expenditures driven by investments in our wireless and cable networks.

Our solid financial results enabled us to continue to make investments in our network, strengthen our balance sheet and liquidity, and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter. We ended the third quarter with a debt leverage ratio of 2.5, down from 2.7 at the end of 2017.

Rogers Communications Inc.	2	Third Quarter 2018

Financial Guidance

We are increasing our guidance ranges for full-year 2018 consolidated adjusted EBITDA and free cash flow from the original ranges provided on January 25, 2018 and, on April 19, 2018, subsequently presented with the impact of transition to IFRS 15 on our 2017 results. The revised guidance ranges are presented below. The upward adjustments primarily reflect the strong growth in our Wireless segment this year. Our guidance ranges for revenue and capital expenditures remain unchanged. Information about our guidance is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release, including the various assumptions underlying it, and in our 2017 Annual MD&A and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

	2017	2018 Original			2018 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1]

Consolidated Guidance
Revenue	14,369	Increase of 3%	to	5%	No change
Adjusted EBITDA [2]	5,502	Increase of 5%	to	7%	Increase of 7% to 9%
Capital expenditures [3]	2,436	2,650	to	2,850	No change
Free cash flow [2]	1,685	Increase of 3%	to	5%	Increase of 5% to 7%

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2017 actual results.

[2]
Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

Rogers Communications Inc.	3	Third Quarter 2018

Strategic Highlights

Our six company priorities guide our work and decision-making as we further improve our operational execution and make well-timed investments to grow our core businesses and deliver increased shareholder value. Below are key highlights for each priority.

Create best-in-class customer experiences by putting our customers first in everything we do

•	Delivered postpaid churn of 1.09%, our best third quarter result since 2009.

•	Reduced customer calls and increased digital adoption.

•	Reduced friction for our customers and improved over 100 of our customer processes.

Invest in our networks and technology to deliver leading performance and reliability

•	Signed a three-year, multi-million-dollar deal with the University of British Columbia (UBC) to build a real-world 5G hub on the UBC campus as a testbed and blueprint for made-in-Canada 5G innovation.

•	Signed master agreements for small cells with national and regional suppliers.

Deliver innovative solutions and compelling content that our customers will love

•	Launched phased advertising and an awareness campaign for Ignite TV across our Ontario cable footprint.

•	Launched CityNews in Vancouver, Calgary, and Montreal, expanding the brand to key markets across the country.

•	Launched Toronto Blue Jays games in Tagalog on OMNI Television, expanding the unique programming offerings to Canada's ethnic and third-language communities.

Drive profitable growth in all the markets we serve

•	Increased total revenue by 3%, largely driven by Wireless service revenue growth of 5%.

•	Adjusted EBITDA increased by 8%, with a margin expansion of 180 basis points.

•	Generated free cash flow of $550 million and ended the third quarter with a debt leverage ratio of 2.5, down from 2.7 at the end of 2017.

Develop our people and a high performance culture

•	Recognized as one of Canada's 50 Most Engaged Workplaces for 2018 by Achievers in August 2018.

Be a strong, socially responsible leader in our communities across Canada

•	Announced a $1 million donation to the Jays Care Foundation for programs to support children and youth.

•	Engaged with 30 new partners to expand our low-cost high-speed Internet program Connected for Success to 280 non-profit housing providers or cooperatives.

•
Donated $25,000 to the Red Cross to support those impacted by tornadoes and severe weather in the National Capital Region during September 2018; our local radio raised an additional $15,000 at a benefit concert.

Rogers Communications Inc.	4	Third Quarter 2018

About Rogers

Rogers is a leading diversified Canadian communications and media company. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Glenn Brandt	Terrie Tweddle
647.281.6894	647.501.8346
gbrandt@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2018 results teleconference with the investment community will be held on:

•	October 19, 2018

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	5	Third Quarter 2018

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2018, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Third Quarter 2018 MD&A; our Third Quarter 2018 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2017 Annual MD&A; our 2017 Annual Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively.

Effective January 1, 2018, we adopted new accounting standards, as discussed in our Third Quarter 2018 MD&A.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2017 Annual MD&A.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at October 18, 2018 and was approved by the Audit and Risk Committee of RCI's Board of Directors (the Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

In this earnings release, this quarter, the quarter, or third quarter refer to the three months ended September 30, 2018, first quarter refers to the three months ended March 31, 2018, second quarter refers to the three months ended June 30, 2018, and year to date refers to the nine months ended September 30, 2018 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2017 or as at December 31, 2017, as applicable, unless otherwise indicated.

Reportable Segments
We report our results of operations in three reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable
Cable telecommunications operations, including Internet, television, telephony (phone), and smart home monitoring services for Canadian consumers and businesses, and network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.

Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

Wireless and Cable are operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain of our other wholly-owned subsidiaries. Media is operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

Effective January 1, 2018, we redefined our reportable segments as a result of technological evolution and the increased overlap between the various product offerings within our legacy Cable and legacy Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. The results of our legacy Cable segment, legacy Business Solutions segment, and our Smart Home Monitoring products are presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products were previously reported within Corporate items and intercompany eliminations. We have retrospectively amended our 2017 comparative segment results to account for this redefinition.

Rogers Communications Inc.	6	Third Quarter 2018

Additionally, effective January 1, 2018, we commenced using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. This measure replaced our previous adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA includes stock-based compensation expense. Use of this measure changed our definition of free cash flow. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	7	Third Quarter 2018

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Wireless	2,331	2,203	6		6,736	6,281	7
Cable [2]	983	977	1		2,943	2,913	1
Media	488	516	(5)		1,628	1,627	—
Corporate items and intercompany eliminations [2]	(33)	(50)	(34)		(149)	(183)	(19)
Revenue	3,769	3,646	3		11,158	10,638	5
Total service revenue [3]	3,271	3,196	2		9,698	9,386	3

Adjusted EBITDA [4]
Wireless	1,099	1,017	8		3,062	2,761	11
Cable [2]	490	471	4		1,385	1,342	3
Media	73	61	20		156	90	73
Corporate items and intercompany eliminations [2]	(42)	(46)	(9)		(141)	(127)	11
Adjusted EBITDA	1,620	1,503	8		4,462	4,066	10

Adjusted EBITDA margin [4]	43.0%	41.2%	1.8	pts	40.0%	38.2%	1.8	pts

Net income	594	508	17		1,557	1,346	16
Basic earnings per share	$1.15	$0.99	16		$3.02	$2.61	16
Diluted earnings per share	$1.15	$0.98	17		$3.01	$2.60	16

Adjusted net income [4]	625	551	13		1,656	1,377	20
Adjusted basic earnings per share [4]	$1.21	$1.07	13		$3.22	$2.67	21
Adjusted diluted earnings per share [4]	$1.21	$1.07	13		$3.21	$2.66	21

Capital expenditures	700	658	6		1,962	1,595	23
Cash provided by operating activities	1,304	1,377	(5)		3,237	2,796	16
Free cash flow [4]	550	523	5		1,496	1,455	3

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

[2]	These figures have been retrospectively amended as a result of our reportable segment realignment. See "Reportable Segments".

[3]	As defined. See "Key Performance Indicators".

[4]
Adjusted EBITDA, adjusted EBITDA margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	8	Third Quarter 2018

Results of our Reportable Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30			Nine months ended September 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg	2018	2017 (restated) [1]	% Chg

Revenue
Service revenue	1,837	1,757	5	5,285	5,041	5
Equipment revenue	494	446	11	1,451	1,240	17
Revenue	2,331	2,203	6	6,736	6,281	7

Operating expenses
Cost of equipment	520	482	8	1,569	1,380	14
Other operating expenses [2]	712	704	1	2,105	2,140	(2)
Operating expenses	1,232	1,186	4	3,674	3,520	4

Adjusted EBITDA	1,099	1,017	8	3,062	2,761	11

Adjusted EBITDA margin	47.1%	46.2%	0.9	45.5%	44.0%	1.5	pts
Capital expenditures	277	219	26	777	537	45

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, blended ABPU, and blended ARPU)	2018	2017	Chg		2018	2017	Chg

Postpaid
Gross additions	418	434	(16)		1,184	1,143	41
Net additions	124	129	(5)		341	282	59
Total postpaid subscribers [2]	9,045	8,839	206		9,045	8,839	206
Churn (monthly)	1.09%	1.16%	(0.07	pts)	1.06%	1.11%	(0.05	pts)
Prepaid
Gross additions	240	254	(14)		594	617	(23)
Net additions (losses)	60	97	(37)		(13)	69	(82)
Total prepaid subscribers [2]	1,765	1,786	(21)		1,765	1,786	(21)
Churn (monthly)	3.48%	3.04%	0.44	pts	3.90%	3.58%	0.32	pts
Blended ABPU (monthly)	$66.20	$63.78	$2.42		$64.56	$61.94	$2.62
Blended ARPU (monthly) [3]	$57.21	$55.81	$1.40		$55.50	$53.99	$1.51

[1]
Subscriber counts, subscriber churn, blended ABPU, and blended ARPU are key performance indicators. Effective January 1, 2018, in conjunction with our transition to IFRS 15, we commenced reporting blended ABPU as a new key performance indicator. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Blended ARPU has been restated for 2017 using revenue recognition policies in accordance with IFRS 15.

Service revenue
The 5% increases in service revenue this quarter and year to date were a result of:

•	3% increases in blended ARPU this quarter and year to date, primarily due to the increased mix of subscribers on higher-rate plans from our various brands; and

•	a larger postpaid subscriber base.

The 4% increases in blended ABPU this quarter and year to date were a result of the increased service revenue as described above.

Rogers Communications Inc.	9	Third Quarter 2018

Gross and net postpaid subscriber additions this quarter were 418,000 and 124,000, respectively. We believe these figures have decreased marginally from the same period last year as a result of a highly competitive market this quarter along with our disciplined approach around subscriber base management. We believe the lower postpaid churn this quarter and year to date were a result of our strategic focus on enhancing the customer experience by improving our customer service and continually increasing the quality of our network.

Equipment revenue
The 11% increase in equipment revenue this quarter was a result of:

•	an increase in sales of higher-value devices; and

•	an increase in device upgrades by existing subscribers.

In addition, year to date equipment revenue increased 17% due to higher postpaid gross additions.

Operating expenses
Cost of equipment
The 8% increase in the cost of equipment this quarter was a result of:

•	a shift in the product mix of device sales towards higher-cost smartphones; and

•	the increase in device upgrades by existing subscribers.

In addition, year to date cost of equipment increased 14% due to higher postpaid gross additions.

Other operating expenses
The 1% increase in other operating expenses this quarter was a result of investments in frontline employees. The 2% decrease year to date was a result of various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 8% increase in adjusted EBITDA this quarter and 11% increase year to date were a result of the strong flow-through of service revenue growth discussed above.

Rogers Communications Inc.	10	Third Quarter 2018

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Revenue
Internet	534	495	8		1,578	1,459	8
Television	357	377	(5)		1,079	1,129	(4)
Phone	88	101	(13)		277	313	(12)
Service revenue	979	973	1		2,934	2,901	1
Equipment revenue	4	4	—		9	12	(25)
Revenue	983	977	1		2,943	2,913	1

Operating expenses
Cost of equipment	6	5	20		15	15	—
Other operating expenses [2]	487	501	(3)		1,543	1,556	(1)
Operating expenses	493	506	(3)		1,558	1,571	(1)

Adjusted EBITDA	490	471	4		1,385	1,342	3

Adjusted EBITDA margin	49.8%	48.2%	1.6	pts	47.1%	46.1%	1.0	pts
Capital expenditures	358	353	1		1,007	904	11

[1]	Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. See "Reportable Segments".

[2]	Other operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2018	2017 (restated)	Chg	2018	2017 (restated)	Chg

Internet [2]
Net additions	35	29	6	84	75	9
Total Internet subscribers [3]	2,405	2,301	104	2,405	2,301	104
Television
Net losses	(18)	(18)	—	(39)	(67)	28
Total Television subscribers [3]	1,701	1,753	(52)	1,701	1,753	(52)
Phone
Net additions	—	1	(1)	12	5	7
Total Phone subscribers [3]	1,120	1,099	21	1,120	1,099	21

Homes passed [3]	4,354	4,288	66	4,354	4,288	66
Total service units [4]
Net additions	17	12	5	57	13	44
Total service units [3]	5,226	5,153	73	5,226	5,153	73

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	Effective January 1, 2018, and on a retrospective basis, our Internet subscriber results include Smart Home Monitoring subscribers.

[3]	As at end of period.

[4]	Includes Internet, Television, and Phone.

Revenue
The 1% increases in revenue this quarter and year to date were a result of:

•	the movement of Internet customers to higher speed and usage tiers;

•	the impact of service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers; and

•	a lower subscriber base for our Television products.

Rogers Communications Inc.	11	Third Quarter 2018

Internet revenue
The 8% increases in Internet revenue this quarter and year to date were a result of:

•	general movement of customers to higher speed and usage tiers of our Internet offerings;

•	the impact of Internet service pricing changes; and

•	a larger Internet subscriber base; partially offset by

•	promotional pricing provided to subscribers.

Television revenue
The 5% decrease in Television revenue this quarter and 4% decrease year to date were a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of promotional pricing provided to subscribers.

Phone revenue
The 13% decrease in Phone revenue this quarter and 12% decrease year to date were a result of promotional pricing provided to subscribers.

Operating expenses
The 3% decrease in operating expenses this quarter and 1% decrease year to date were a result of various cost efficiencies and productivity initiatives.

Adjusted EBITDA
The 4% increase in adjusted EBITDA this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2018

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2018	2017	% Chg		2018	2017	% Chg

Revenue	488	516	(5)		1,628	1,627	—
Operating expenses [1]	415	455	(9)		1,472	1,537	(4)

Adjusted EBITDA	73	61	20		156	90	73

Adjusted EBITDA margin	15.0%	11.8%	3.2	pts	9.6%	5.5%	4.1	pts
Capital expenditures	18	18	—		47	44	7

[1]	Operating expenses for 2017 have been retrospectively amended to include stock-based compensation. See "Reportable Segments" and "Non-GAAP Measures".

Revenue
The 5% decrease in revenue this quarter was a result of:

•	lower Toronto Blue Jays revenue; and

•	lower advertising revenue.

In addition, the stable year to date revenue was impacted by a higher distribution to the Toronto Blue Jays from Major League Baseball in the first quarter and higher Sportsnet and other network subscription revenue.

Operating expenses
The 9% decrease in operating expenses this quarter and 4% decrease year to date were a result of various cost efficiencies and productivity initiatives across all divisions.

Adjusted EBITDA
The 20% increase in adjusted EBITDA this quarter and the 73% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	13	Third Quarter 2018

CAPITAL EXPENDITURES

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2018	2017 (restated) [1]	% Chg		2018	2017 (restated) [1]	% Chg

Capital expenditures [2]
Wireless	277	219	26		777	537	45
Cable	358	353	1		1,007	904	11
Media	18	18	—		47	44	7
Corporate	52	68	(24)		151	184	(18)

Capital expenditures before proceeds on disposition	705	658	7		1,982	1,669	19
Proceeds on disposition	(5)	—	n/m		(20)	(74)	(73)

Capital expenditures [2]	700	658	6		1,962	1,595	23

Capital intensity [3]	18.6%	18.0%	0.6	pts	17.6%	15.0%	2.6	pts
n/m - not meaningful

[1]
Effective January 1, 2018 and on a retrospective basis, we realigned our reportable segments and related financial results. As a result, certain figures have been amended for comparative purposes. See "Reportable Segments".

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

[3]	As defined. See "Key Performance Indicators".

Wireless
The increases in capital expenditures in Wireless this quarter and year to date were a result of investments made to upgrade our wireless network to continue delivering reliable performance for our customers. We have continued augmenting our existing LTE network with 4.5G technology investments that are also 5G-ready.

Cable
The increases in capital expenditures in Cable this quarter and year to date were a result of higher investments in customer premise equipment. In addition, the year to date increase in capital expenditures pertained to the development of our Ignite TV product. We also continued upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

Media
Capital expenditures in Media were stable this quarter and year to date.

Corporate
The decreases in capital expenditures in Corporate this quarter and year to date were a result of higher investments in information technology in 2017.

Proceeds on disposition
This quarter and year to date, we sold certain real estate assets for proceeds of $5 million and $20 million, respectively (2017 - nil and $74 million).

Capital intensity
Capital intensity increased this quarter and year to date as a result of higher capital expenditures as discussed above, partially offset by higher total revenue.

Rogers Communications Inc.	14	Third Quarter 2018

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2017 Annual MD&A and our Third Quarter 2018 MD&A. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy and against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS. They include:

•	subscriber counts;

•	Wireless;

•	Cable; and

•	homes passed (Cable);

•	subscriber churn (churn);

•	blended average billings per user (ABPU);

•	blended average revenue per user (ARPU);

•	capital intensity; and

•	total service revenue.

Rogers Communications Inc.	15	Third Quarter 2018

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted EBITDA Adjusted EBITDA margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted EBITDA:
Net income
add (deduct)
income tax expense (recovery); finance costs; depreciation and amortization; other expense (income); restructuring, acquisition and other; and loss (gain) on disposition of property, plant and equipment.

Adjusted EBITDA margin:
Adjusted EBITDA
divided by
revenue.
Net income
	●	We believe that certain investors and analysts use adjusted EBITDA to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted EBITDA deduct capital expenditures; interest on borrowings net of capitalized interest; net change in contract asset and deferred commission cost asset balances; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Debt leverage ratio	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted EBITDA (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	16	Third Quarter 2018

Reconciliation of adjusted EBITDA

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	594	508	1,557	1,346
Add:
Income tax expense	235	202	576	497
Finance costs	176	183	588	562
Depreciation and amortization	558	531	1,647	1,611

EBITDA	1,563	1,424	4,368	4,016
Add (deduct):
Other expense (income)	15	20	(6)	(22)
Restructuring, acquisition and other	47	59	116	121
Gain on disposition of property, plant and equipment	(5)	—	(16)	(49)

Adjusted EBITDA	1,620	1,503	4,462	4,066

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

Reconciliation of adjusted EBITDA margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except margins)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted EBITDA	1,620	1,503	4,462	4,066
Divided by: total revenue	3,769	3,646	11,158	10,638

Adjusted EBITDA margin	43.0%	41.2%	40.0%	38.2%

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Net income	594	508	1,557	1,346
Add (deduct):
Restructuring, acquisition and other	47	59	116	121
Loss on repayment of long-term debt	—	—	28	—
Recovery on wind down of shomi	—	—	—	(20)
Gain on disposition of property, plant and equipment	(5)	—	(16)	(49)
Income tax impact of above items	(11)	(16)	(29)	(21)

Adjusted net income	625	551	1,656	1,377

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

Rogers Communications Inc.	17	Third Quarter 2018

Reconciliation of adjusted earnings per share

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except per share amounts; number of shares outstanding in millions)	2018	2017 (restated) [1]	2018	2017 (restated) [1]

Adjusted basic earnings per share:
Adjusted net income	625	551	1,656	1,377
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.21	$1.07	$3.22	$2.67

Adjusted diluted earnings per share:
Diluted adjusted net income	625	551	1,654	1,377
Divided by:
Diluted weighted average number of shares outstanding	516	516	516	517

Adjusted diluted earnings per share	$1.21	$1.07	$3.21	$2.66

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2018	2017	2018	2017

Cash provided by operating activities	1,304	1,377	3,237	2,796
Add (deduct):
Capital expenditures	(700)	(658)	(1,962)	(1,595)
Interest on borrowings, net of capitalized interest	(168)	(180)	(521)	(543)
Restructuring, acquisition and other	47	59	116	121
Interest paid	192	239	575	610
Change in non-cash operating working capital items	(77)	(251)	72	147
Other adjustments	(48)	(63)	(21)	(81)

Free cash flow	550	523	1,496	1,455

Rogers Communications Inc.	18	Third Quarter 2018

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at December 31
(In millions of dollars)	2018	2017

Current portion of long-term debt	400	1,756
Long-term debt	13,465	12,692
Deferred transaction costs and discounts	117	107
	13,982	14,555
Add (deduct):
Net debt derivative assets	(785)	(1,129)
Credit risk adjustment related to net debt derivative assets	(26)	(17)
Short-term borrowings	1,903	1,585
(Cash and cash equivalents) bank advances	(57)	6

Adjusted net debt	15,017	15,000

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2018	2017 (restated) [1]

Adjusted net debt	15,017	15,000
Divided by: trailing 12-month adjusted EBITDA	5,898	5,502

Debt leverage ratio	2.5	2.7

[1]	2017 reported figures have been restated applying the new revenue recognition standard, IFRS 15. See "Critical Accounting Policies and Estimates" in our Third Quarter 2018 MD&A.

Rogers Communications Inc.	19	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
		(restated)		(restated)

Revenue	3,769	3,646	11,158	10,638

Operating expenses:
Operating costs	2,149	2,143	6,696	6,572
Depreciation and amortization	558	531	1,647	1,611
Gain on disposition of property, plant and equipment	(5)	—	(16)	(49)
Restructuring, acquisition and other	47	59	116	121
Finance costs	176	183	588	562
Other expense (income)	15	20	(6)	(22)

Income before income tax expense	829	710	2,133	1,843
Income tax expense	235	202	576	497

Net income for the period	594	508	1,557	1,346

Earnings per share:
Basic	$1.15	$0.99	$3.02	$2.61
Diluted	$1.15	$0.98	$3.01	$2.60

Rogers Communications Inc.	20	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at September 30	As at December 31	As at January 1
	2018	2017	2017
		(restated)	(restated)

Assets
Current assets:
Cash and cash equivalents	57	—	—
Accounts receivable	2,085	2,035	1,944
Inventories	383	435	452
Current portion of contract assets	944	820	723
Other current assets	456	414	417
Current portion of derivative instruments	131	421	91
Total current assets	4,056	4,125	3,627

Property, plant and equipment	11,506	11,143	10,749
Intangible assets	7,203	7,244	7,130
Investments	2,124	2,561	2,174
Derivative instruments	921	953	1,708
Contract assets	457	413	354
Other long-term assets	133	143	156
Deferred tax assets	3	3	8
Goodwill	3,905	3,905	3,905

Total assets	30,308	30,490	29,811

Liabilities and shareholders' equity
Current liabilities:
Bank advances	—	6	71
Short-term borrowings	1,903	1,585	800
Accounts payable and accrued liabilities	2,751	2,931	2,783
Income tax payable	170	62	186
Other current liabilities	126	132	285
Contract liabilities	196	278	302
Current portion of long-term debt	400	1,756	750
Current portion of derivative instruments	68	133	22
Total current liabilities	5,614	6,883	5,199

Provisions	35	35	33
Long-term debt	13,465	12,692	15,330
Derivative instruments	128	147	118
Other long-term liabilities	564	613	562
Deferred tax liabilities	2,713	2,624	2,285
Total liabilities	22,519	22,994	23,527

Shareholders' equity	7,789	7,496	6,284

Total liabilities and shareholders' equity	30,308	30,490	29,811

Rogers Communications Inc.	21	Third Quarter 2018

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2018	2017	2018	2017
		(restated)		(restated)
Operating activities:
Net income for the period	594	508	1,557	1,346
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	558	531	1,647	1,611
Program rights amortization	9	13	39	49
Finance costs	176	183	588	562
Income tax expense	235	202	576	497
Post-employment benefits contributions, net of expense	31	35	(38)	(24)
Gain on disposition of property, plant and equipment	(5)	—	(16)	(49)
Recovery on wind down of shomi	—	—	—	(20)
Net change in contract asset balances	(74)	(32)	(168)	(61)
Other	20	12	15	41
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,544	1,452	4,200	3,952
Change in non-cash operating working capital items	77	251	(72)	(147)
Cash provided by operating activities before income taxes paid and interest paid	1,621	1,703	4,128	3,805
Income taxes paid	(125)	(87)	(316)	(399)
Interest paid	(192)	(239)	(575)	(610)

Cash provided by operating activities	1,304	1,377	3,237	2,796

Investing activities:
Capital expenditures	(700)	(658)	(1,962)	(1,595)
Additions to program rights	(16)	(5)	(28)	(38)
Changes in non-cash working capital related to capital expenditures and intangible assets	(37)	96	(232)	8
Acquisitions and other strategic transactions, net of cash acquired	—	—	—	(184)
Other	5	(29)	16	(81)

Cash used in investing activities	(748)	(596)	(2,206)	(1,890)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(255)	(204)	252	1,021
Net repayment of long-term debt	—	(183)	(823)	(1,031)
Net proceeds (payments) on settlement of debt derivatives and forward contracts	16	(108)	362	(119)
Transaction costs incurred	(2)	—	(18)	—
Dividends paid	(247)	(247)	(741)	(741)

Cash used in financing activities	(488)	(742)	(968)	(870)

Change in cash and cash equivalents	68	39	63	36
Bank advances, beginning of period	(11)	(74)	(6)	(71)

Cash and cash equivalents (bank advances), end of period	57	(35)	57	(35)

Rogers Communications Inc.	22	Third Quarter 2018

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	total service revenue;

•	adjusted EBITDA;

•	capital expenditures;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements;

•	traction against our debt leverage ratio; and

•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under "Financial Guidance" relating to our 2018 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow, which were provided on January 25, 2018 and, on April 19, 2018, subsequently presented with the impact of transition to IFRS 15 on our 2017 results.

Key assumptions underlying our full-year 2018 guidance ranges
Our 2018 guidance ranges presented in "Financial Guidance" are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2018:

•	continued intense competition in all segments in which we operate, consistent with our experience during the full-year 2017;

•	a substantial portion of our US dollar-denominated expenditures for 2018 is hedged at an average exchange rate of $1.30/US$;

•	key interest rates remain relatively stable throughout 2018;

•	no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities;

•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2018 compared to 2017;

•	overall wireless market penetration in Canada grows in 2018 at a similar rate as in 2017;

•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;

•	continued subscriber growth in Wireless and Cable Internet; a decline in Cable Television subscribers; and a relatively stable Phone subscriber base;

•	Ignite TV launches in 2018;

•	in Media, continued growth in sports and declines in certain traditional media businesses; and

•	with respect to the increase in capital expenditures:

•	we continue to invest appropriately to ensure we have competitive wireless and cable networks; and

•	we continue to make expenditures related to the launch of Ignite TV in 2018.

Rogers Communications Inc.	23	Third Quarter 2018

Our conclusions, forecasts, and projections are based on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our Third Quarter 2018 MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2017 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	24	Third Quarter 2018